UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

EXPLANATORY NOTE

We made two announcements, both dated May 14, 2024, with The Stock Exchange of Hong Kong Limited (the “HKEX”) in accordance with the Rules Governing the Listing of Securities on the HKEX relating to certain past and proposed acquisitions of U.S. treasury securities. For details, please refer to exhibits 99.1 and 99.2 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement— Proposed Major Transaction Mandate in Relation to the Potential Treasury Securities Acquisitions
99.2	Announcement— Discloseable Transaction; Acquisitions of Treasury Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu

Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: May 14, 2024

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